SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

AMERICAN ISRAELI SHARED VALUES CAPITAL APPRECIATION FUND

A SERIES OF THE

AMERICAN ISRAELI SHARED VALUES TRUST

LETTER OF INVESTMENT INTENT

November 5, 2007

To the Board of Trustees of American Israeli Shared Values Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the American Israeli Shared Values Capital Appreciation Fund, a series of the American Israeli Shared Values Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

AmerIsrael Capital Management, LLC

By:__s/Jamia C. Jasper____________

Jamia C. Jasper

Its:

President